December 31, 2013

VIA EDGAR

Mr. Chad Eskilden

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re:                             The India Fund, Inc.

Annual Report on Form N-CSR

Filed March 7, 2013

File No. 811- 08266

Dear Mr. Eskilden:

This letter responds to our discussion with the staff of the Division of Investment Management, Disclosure Review and Accounting (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 5, 2013 regarding the Annual Report on Form N-CSR for the period ended December 31, 2012 (the “Annual Report”) of The India Fund, Inc. (the “Fund”).

Set forth below are our responses to the Staff’s comment.  Page references in the text of this letter correspond to pages in the Annual Report.  To assist in your review, we have set forth the substance of the Staff’s comment in italics below.

Comment No. 1:

Note 3(a) in the Notes to Financial Statements in the Fund’s Annual Report discloses that Aberdeen Asset Management Asia Limited (“AAMAL”) has entered into an expense limitation agreement with the Fund that limits the Fund’s total ordinary operating expenses (excluding any interest, taxes, brokerage fees, short sale dividend and interest expense and non-routine expenses) from exceeding 1.15% of the average weekly managed assets of the Fund on an annualized basis.  The footnote under the heading “Average Annual Returns” on page 4 notes that the annualized net expense ratio after fee waivers and/or expense reimbursements and before taxes is 1.16%.  Similarly, the Financial

Aberdeen Asset Management Inc.

1735 Market Street, 32nd floor, Philadelphia PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the US Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Highlights table on page 10 lists the Fund’s ratio of expenses both before and after income tax reversal to average net assets, inclusive of foreign tax expense, as 1.16%.  Please confirm that this discrepancy is attributable to exclusions from the expense limitation agreement. Please explain whether such exclusions are represented in the Statement of Operations.

Response:

The Fund confirms that the one basis point difference between the cap in the expense limitation agreement and the figures shown in the Average Annual Returns and Financial Highlights is attributable to the exclusions from the expense limitation agreement noted above.  The exclusions from the expense limitation agreement are included in calculations of expenses listed in the Statement of Operations.

The Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

(a)          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5728 or Lucia Sitar at (215) 405-5770.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina
U.S. Counsel, Aberdeen Asset Management Inc.

cc:           Lucia Sitar, Managing U.S. Counsel, Aberdeen Asset Management Inc.

Andrea Melia, Head of Fund Administration — U.S., Aberdeen Asset Management Inc.

Sarah Cogan, Simpson Thacher & Bartlett LLP, counsel to the Fund

Robert Fulton, Stradley Ronon Stevens & Young, LLP, counsel to the Independent Directors of the Fund